1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2012

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	April 23, 2012	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

兗州煤業股份有限公司

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China (“PRC”) with limited liability)

(Stock Code: 1171)

REPORT FOR THE FIRST QUARTER OF 2012

IMPORTANT NOTICE

This announcement is made pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or “the Company”), its Supervisory Committee, the directors (the “Directors”), the supervisors, and the senior management of the Company confirm that this announcement does not contain any misrepresentations, misleading statements or material omissions, and accept joint and several responsibilities for the authenticity, accuracy and completeness of its contents.

The Report for the First Quarter of 2012 of the Company (the “Report”) was considered and approved by the Ninth Meeting of the Fifth Session of the Board and all the eleven directors of the board attended the meeting.

The financial statements in the Report have not been audited.

“Reporting Period” means the period from 1 January to 31 March 2012.

“The Group” means the Company and its subsidiaries.

The Chairman of the Board, Mr. Li Weimin, the Chief Financial Officer, Mr. Wu Yuxiang, and the head of the Finance Department, Mr. Zhao Qingchun, warrant that the financial statements in the Report are true and complete.

Summary of the unaudited results of the Group for the first quarter ended 31 March 2012 is set out as follows:

•	The Report is prepared in accordance with the relevant regulations on Disclosure of Information in Quarterly Reports for Listed Companies promulgated by the China Securities Regulatory Commission.

•

All financial information contained in the Report is prepared in accordance with the relevant requirements and interpretations under the Accounting Standards for Business Enterprises (2006) promulgated by the Ministry of Finance of the PRC. Shareholders of the Company (the “Shareholders”) and public investors should be aware of the different bases for reporting as adopted in this Report, the interim report and the annual report of the Company when trading in the shares of the Company.

•	Unless otherwise specified, the currency used in this Report is Renminbi (“RMB”).

•

For the first quarter of 2012, the operating income of the Group was RMB14.3955 billion, representing an increase of RMB5.0557 billion or 54.1% as compared to the corresponding period last year. Net profit attributable to the Shareholders was RMB2.1923 billion, representing a decrease of RMB283.7 million or 11.5% as compared to the corresponding period of the previous year. Deducting the impact of foreign exchange gains and losses, the net operating profit attributable to the Shareholders was RMB1.8695 billion, representing a decrease of RMB317.4 million or 14.5% as compared to the corresponding period of the previous year.

•	The information in the Report is the same as the announcement published on the Shanghai Stock Exchange. This announcement is published simultaneously in the PRC and overseas.

§1 Basic Information of Yanzhou Coal and its subsidiaries

1.1	Major Accounting Data and Financial Indicators

	As at the end of the Reporting Period	As at the end of last year	Increase/decrease at the end of the Reporting Period as compared with the end of last year (%)

Total assets (RMB)	101,618,230,393	97,504,129,475	4.22

Shareholders’ equity excluding the equity of minority shareholders (RMB)	44,754,902,708	42,199,149,378	6.06
Net assets per share attributable to the Shareholders of the Company (RMB)	9.10	8.58	6.06

	From the beginning of the year to the end of the Reporting Period		Increase/decrease for the Reporting Period as compared with the same period last year (%)
Net cash flows from operating activities (RMB)	4,253,863,273		-24.04
Net cash flows per share from operating activities (RMB)	0.86		-24.04

	The Reporting Period	From the beginning of the year to the end of the Reporting Period	Increase/decrease for the Reporting Period as compared with the same period last year (%)
Net profit attributable to the Shareholders of the Company (RMB)	2,192,251,292	2,192,251,292	-11.46
Basic earnings per share (RMB)	0.4457	0.4457	-11.46
Basic earnings per share after deducting extraordinary profits and losses (RMB)	0.4434	0.4434	-11.74
Fully diluted return on net assets (%)	5.04	5.04	Decrease in percentage point of 1.46
Fully diluted return on net assets after deducting extraordinary profits and losses (%)	5.02	5.02	Decrease in percentage point of 1.47

Extraordinary profits and losses items	Amount from the beginning of the year to the end of the Reporting Period (RMB)
Gains on disposal of non-current assets	2,831,337
Government grant	4,115,772
Other income	8,411,454
Subtotal	15,358,563

Less : Effect of income tax	3,865,357

Total amount of extraordinary profits and losses	11,493,206
Including: amount attributable to the Shareholders of the Company	11,360,398

The impact of exchange gains or losses on net profit attributable to the Shareholders of the Company:

Unit: RMB 100 million

	The first quarter of 2012		The first quarter of 2011		Increase/decrease (%)
Net profit attributable to the Shareholders of the Company		21.923		24.760	-11.46
The impact of exchange gains or losses on net profit		3.228		2.891	11.66
Net operating profit attributable to the Shareholders of the Company		18.695		21.869	-14.51
Net operating profit per share	RMB	0.38	RMB	0.44	-14.51

1.2	Total number of Shareholders at the end of the Reporting Period and the top 10 Shareholders holding tradable shares of the Company which are not subject to trading moratorium

Total number of Shareholders at the end of the Reporting Period	105,431

Top 10 Shareholders holding tradable shares of the Company which are not subject to trading moratorium

Full Name of Shareholders	Number of tradable shares not subject to trading moratorium at the end of the Reporting Period (shares)	Classes of shares held (A shares, B Shares, H Shares or others)
HKSCC Nominees Limited	1,949,071,945	H Shares
China Life Insurance Corp.	12,327,902	A Shares
Xiangcai Securities Co., Ltd	6,667,592	A Shares
Dongwu Industries Alternative Stock Securities Investment Fund	6,074,647	A Shares
Shanghai Stock 50 Transitional Open-end Index Securities Investment Fund	5,712,241	A Shares
DA ROSA JOSE AUGUSTO MARIA	5,000,000	H Shares
Fuguo Tianbo Innovation Theme Stock Investment Fund	4,212,890	A Shares
Yifangda 50 Index Securities Investment Fund	3,381,054	A Shares
Jiashi CSI 300 Index Securities Investment Fund	3,228,900	A Shares
Guangfa Industries Leading Stock Securities Investment Fund	2,700,000	A Shares

As the clearing and settlement agent for the Company’s H Shares, HKSCC Nominees Limited holds the Company’s H Shares in the capacity of a nominee. The following table sets out the shareholdings of the substantial H Shareholders of the Company as at 31 March, 2012:

Name of substantial Shareholders	Class of shares	Number of shares held (shares) (note 1)		Capacity	Nature	Percentage in the H share capital of the Company		Percentage in total share capital of the Company
JP Morgan Chase & Co.	H Shares	331,580,730 11,255,334 124,688,754 (Note 2)	(L) (S) (P)	Beneficial owner, investment manager and Custodian corporation/ Approved lending agent	Company	16.93 0.57 6.37	%(L) %(S) %(P)	6.74 0.23 2.54	%(L) %(S) %(P)
Templeton Asset Management Ltd.	H Shares	272,453,000	(L)	Investment manager	Company	13.91	%(L)	5.54	%(L)
BlackRock, Inc.	H Shares	152,990,185 12,145,992 (note 3)	(L) (S)	Interest of controlled corporation	Company	7.81 0.62	%(L) %(S)	3.11 0.25	%(L) %(S)
BNP Paribas Investment Partners SA	H Shares	117,641,207	(L)	Investment manager	Company	6.00	%(L)	2.39	%(L)

Notes:

1.	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interests in a lending pool.
2.	The long positions in H Shares included 27,956,508 H Shares, which were held in the capacity of beneficial owners, 178,935,468 H Shares were held in the capacity as investment managers and 124,668,754 H Shares were held as interests of controlled custodian corporation/approved lending agent.

The aggregate interests of short positions in H Shares were held in the capacity of beneficial owners.

Among the aggregate interests of long position in H Shares, 9,735,335 H Shares were held as derivatives.

Among the aggregate interests of short position in H Shares, 7,923,935 H Shares were held as derivatives.

3.	Among the aggregate interests of short position in H Shares, 391,037 H Shares were held as derivatives.

§2 Significant Matters

2.1	General Operating Performance of the Group

(I)	Major Operating Data

Items	First quarter		Increase/decrease (%)
	2012	2011

1. Coal Business (kilotonne)

Raw coal production	15,712	12,366	27.06
Salable coal production	14,736	11,300	30.41
Sales volume of salable coal	20,893	12,045	73.46

2. Railway Transportation Business (kilotonne)

Transportation volume	4,524	4,519	0.11

3. Coal chemicals business (kilotonne)

Methanol production	172	112	53.57
Sales volume	170	108	57.41

4. Electrical power business (10,000kWh)

Power generation	31,933	33,940	-5.91
Electricity sold	21,254	21,405	-0.71

5. Heat business (10,000 steam tonnes)

Heat generation	82	78	5.13
Heat sold	16	14	14.29

(II)	Operating Performance of the Principal Businesses of the Group - by segment

1.	Coal business

(1)	Coal Production and Sales

For the first quarter of 2012, the raw coal production of the Group was 15.71 million tonnes, representing an increase of 3.35 million tonnes or 27.1% as compared to the corresponding period last year. The output of saleable coal was 14.74 million tonnes, representing an increase of 3.44 million tonnes, or 30.4%, as compared to the corresponding period last year. Saleable coal sales volume was 20.89 million tonnes, representing an increase of 8.85 million tonnes or 73.5% as compared to the corresponding period last year, among which, 0.32 million tonnes were sold in the internal market, 20.57 million tonnes were sold in the external market.

The following table sets out the coal production and coal sales of the Group for the first quarter of 2012:

Unit: kilotonne

Items	The first quarter		Increase/decrease
	2012	2011	(%)

I. Raw coal production	15,712	12,366	27.06

1. The Company	8,425	8,025	4.98
2. Shanxi Neng Hua	331	263	25.86
3. Heze Neng Hua‚	731	650	12.46
4. Ordos Neng Huaƒ	1,851	628	194.75
5. Yancoal Australia„	4,374	2,800	56.21

II. Saleable coal production	14,736	11,300	30.41

1. The Company	8,399	7,938	5.81
2. Shanxi Neng Hua	323	254	27.17
3. Heze Neng Hua	684	260	163.08
4. Ordos Neng Hua	1,851	628	194.75
5. Yancoal Australia	3,479	2,220	56.71

III. Saleable coal sales volume	20,893	12,045	73.46

1. The Company	8,352	7,458	11.99
2. Shanxi Neng Hua	272	225	20.89
3. Heze Neng Hua	673	224	200.45
4. Ordos Neng Hua	1,851	628	194.75
5. Yancoal Australia	3,835	2,717	41.15
6. Externally purchased coal	5,910	793	645.27

	Shanxi Neng Hua refers to Yanzhou Coal Shanxi Neng Hua Company Limited
‚	Heze Neng Hua refers to Yanmei Heze Neng Hua Company Limited
ƒ	Ordos Neng Hua refers to Yanzhou Coal Ordos Neng Hua Company Limited.
„	Yancoal Australia refers to Yancoal Australia Pty Limited.

(2)	Coal Prices

Impacted by the domestic and international coal markets, the coal price of the Group decreased in the first quarter of 2012 as compared to the corresponding period last year.

Unit: RMB/tonne

	The first quarter			2011
	2012	2011	Increase/decrease (%)
1. The Company	691.56	691.59	-0.004	686.01
2. Shanxi Neng Hua	468.21	446.19	4.94	467.67
3. Heze Neng Hua	844.93	807.41	4.65	912.86
4. Ordos Neng Hua	277.16	314.53	-11.88	290.71
5. Yancoal Australia	653.60	907.22	-27.96	929.80
6. Externally purchased coal	706.35	817.30	-13.58	722.34
Average product price of the Group	654.10	726.43	-9.96	707.68

(3)	Cost of Coal Sales

In the first quarter of 2012, the cost of coal sales business of the Group was RMB9.0252 billion, representing an increase of RMB5.0005 billion or 124.2% as compared to the corresponding period last year. This was mainly due to: (1) an increase of the sales volume of externally purchased coal of 5.12 million tonnes or 645.3%, resulting in an increase of the cost of sales of RMB3.5304 billion; (2) an increase of sales volume of coal produced by the Group, resulting in an increase of the cost of coal sales of RMB1.4701 billion.

Unit: RMB’000, RMB/tonne

Items		The first quarter		Increase/decrease (%)
		2012	2011
The Company	Total cost of sales	2,731,556	2,159,716	26.48
	Cost of sales per tonne	327.06	289.61	12.93
Shanxi Neng Hua	Total cost of sales	87,093	76,475	13.88
	Cost of sales per tonne	319.67	339.42	-5.82
Heze Neng Hua	Total cost of sales	315,713	169,401	86.37
	Cost of sales per tonne	468.87	756.03	-37.98
Ordos Neng Hua	Total cost of sales	327,668	62,429	424.87
	Cost of sales per tonne	177.04	99.47	77.98
Yancoal Australia	Total cost of sales	1,547,356	1,121,105	38.02
	Cost of sales per tonne	403.50	412.61	-2.21
Externally purchased coal	Total cost of sales	4,161,654	631,293	559.23
	Cost of sales per tonne	704.19	795.82	-11.51

In the first quarter of 2012, the cost of coal sales business of the Company was RMB2.7316 billion, representing an increase of RMB571.8 million or 26.5% as compared to the corresponding period last year. The cost of coal sales per tonne was RMB327.06, representing an increase of RMB37.45 or 12.9% as compared to the corresponding period last year. This was mainly due to: (1) an increase in employees’ wages resulting in an increase of coal sales per tonne by RMB31.66. (2) since 1 January 2012, the Company has increased the provision for mining rights fees payable by mines of the Company in the headquarters resulting in an increase of RMB2.89 of sales cost of coal per tonne.

In the first quarter of 2012, the cost of coal sales business of Heze Neng Hua was RMB315.7 million, representing an increase of RMB146.3 million or 86.4% as compared to the corresponding period last year. The cost of coal sales per tonne was RMB468.87, representing a decrease of RMB287.16 or 38.0% as compared to the corresponding period last year. This was mainly due to the increase of the sales volume of saleable coal by 0.45 million tonnes or 200.5%, resulting in a decrease of fixed unit cost per tonne.

In the first quarter of 2012, the cost of coal sales business of Ordos Neng Hua was RMB327.7 million, representing an increase of RMB265.2 million or 424.9% as compared to the corresponding period last year, which is mainly due to the newly added cost of sales in Wenyu Coal Mine during the reporting period as compared to the corresponding period last year. The cost of coal sales per tonne was RMB177.04, representing an increase of RMB77.57 or 78.0% as compared to the corresponding period last year. This was mainly due to: the amortization of mining rights was not recognized when accounting cost of sales in the first quarter of 2011.

2.	Railway transportation

In the first quarter of 2012, the designated railway for coal transportation of the Company completed the carrying capacity of 4.52 million tonnes of coal, flat with the corresponding period last year. The Company realized income from railway transportation services (income from transport of coal which is calculated based on the off-mine price and on the basis that the customers should be responsible for the transportation expenses within the designated coalmine railway assets) of RMB117.7 million, representing a decrease of RMB1.488 million or 1.2% as compared to the corresponding period last year. The cost of railway transportation business was RMB77.454 million, representing an increase of RMB5.959 million or 8.3%.

3.	Coal Chemicals Business

The following table sets out the operation of methanol business of the Group for the first quarter of 2012:

	Production volume (Kilotonne)			Sales volume (Kilotonne)
	First quarter of 2012	First quarter of 2011	Increase/ decrease (%)	First quarter of 2012	First quarter of 2011	Increase/ decrease (%)
1.Yulin Neng Hua Note	153	101	51.49	152	99	53.54
2.Shanxi Neng Hua	19	11	72.73	18	9	100.00

Note:	Yulin Neng Hua refers to Yanzhou Coal Yulin Neng Hua Company Limited.

	Sales Income (RMB’000)			Cost of Sales (RMB’000)
	First quarter of 2012	First quarter of 2011	Increase/ decrease (%)	First quarter of 2012	First quarter of 2011	Increase/ decrease (%)
1.Yulin Neng Hua	289,997	180,886	60.32	235,215	189,540	24.10
2.Shanxi Neng Hua	36,836	17,306	112.85	38,520	28,606	34.66

4.	Power Business

The following table sets out the operation of electricity business of the Group for the first quarter of 2012:

	Power generation (10,000 kWh)			Electricity sold (10,000 kWh)
	First quarter of 2012	First quarter of 2011	Increase/ decrease (%)	First quarter of 2012	First quarter of 2011	Increase/ decrease (%)
1. Hua Ju Energy	24,777	25,049	-1.09	20,813	20,645	0.81
2. Yu Lin Neng Hua	7,156	7,150	0.08	441	593	-25.63
3. Shanxi Neng Hua‚	—	1,741	—	—	167	—

Note:	: Hua Ju Energy refers to Shandong Hua Ju Energy Company Limited;
‚: Since January 1, 2012, the power plant of Shanxi Neng Hua has been closed due to the excessively high cost of fuel.

	Sales Income (RMB’000)			Cost of Sales (RMB’000)
	First quarter of 2012	First quarter of 2011	Increase/ decrease (%)	First quarter of 2012	First quarter of 2011	Increase/ decrease (%)
1. Hua Ju Energy	79,803	70,196	13.69	53,988	52,376	3.08
2. Yu Lin Neng Hua	1,101	1,352	-18.57	1,488	2,281	-34.77
3. Shanxi Neng Hua	—	392	—	—	1,636	—

5.	Heat Business

In the first quarter of 2012, Hua Ju Energy generated heat energy of 0.82 million steam tonnes and sold 0.16 million steam tonnes, generating sales income of RMB26.59 million, with the cost of sales at RMB14.102 million.

2.2	Significant movements of the accounting items and financial indicators of the Group and the reasons thereof

1.	Significant movements in items of balance sheet and the reasons thereof

Unit: RMB’000

	31 March 2012	1 January 2012	Increase/ decrease (%)	Main reasons for change
Cash at bank and on hand	22,646,136	18,096,653	25.14	Increase of sales income; the matured bills cashed and bills discounted.
Bills receivable	3,571,940	7,146,441	-50.02	Decrease in settlement by acceptance bills, the bills cashed and discounted
Prepayments	3,039,728	824,412	268.71	 The prepayment for externally purchased coal increased by RMB1.9174 billion; ‚ The prepayment for equipment purchase made by Ordos Neng Hua increased by RMB195.2 million.

Total assets	101,618,230	97,504,129	4.22	—

Interest payable	177,402	252,469	-29.73	During the reporting period, RMB115.1 million for use of fund was paid by Ordos Neng Hua.

Total liabilities	56,173,722	54,638,796	2.81	—

2.	Significant movements of items in the income statement and the reasons thereof

Unit: RMB’000

	First quarter of 2012	First quarter of 2011	Increase/ decrease (%)	Main reasons for change
Operating income	14,395,534	9,339,830	54.13

 The sales income of coal produced by the Group increased by RMB1.3874 billion as compared with that of the corresponding period last year. Including: the sales income of coal business increased by RMB2.4251 billion as compared with that of the corresponding period last year which was due to the increase of sales volume of coal: the sales income of coal business decreased by RMB1.0377 billion as compared with that of the corresponding period last year which was due to the decrease of sales price of coal.

‚ The sales income of externally purchased coal increased by RMB3.5261 billion as compared with that of the corresponding period last year which was due to the increase of the sales volume of the externally purchased coal.

Cost of operation	9,795,510	4,616,925	112.17	The sales volume of coal increased as compared with that of the corresponding period last year.
Business tax and surcharges	163,650	125,884	30.00	The sales volume and income of domestically produced coal increased as compared with that of the corresponding period last year.
Net profit attributable to the Shareholders of the Company	2,192,251	2,475,972	-11.46	—

3.	Significant movements of items in cash flow statement and the reasons thereof

Unit: RMB’000

	First quarter of 2012	First quarter of 2011	Increase/ decrease (%)	Main reasons for change
Net cash from operating activities	4,253,863	5,599,876	-24.04

Cash from sales of goods and rendering of services increased by RMB7.1373 billion as compared with that of the corresponding period last year.

Cash paid for the purchasing of commodities and services increased by RMB7.0984 billion as compared with that of the corresponding period last year.

Cash paid and welfare given to the employees increased by RMB627.8 million as compared with that of the corresponding period last year.

Tax payment increased by RMB654.6 million as compared with that of the corresponding period last year.

Net cash from investing activities	-1,383,068	-4,497,390	-69.25

The net cash outflow from payment for acquisition of assets and equity interests decreased by RMB3.2568 billion as compared with that of the corresponding period last year.

The cash outflow from payment for other investing activities increased by RMB169.6 million as compared with that of the corresponding period last year.

Net cash from financing activities	1,358,187	1,388,663	-2.19

Cash from borrowing increased by RMB1.5596 billion as compared with that of the corresponding period last year.

Cash paid for debts increased by RMB1.1628 billion as compared with that of the corresponding period last year.

Cash paid for interests increased by RMB447.1 million as compared with that of the corresponding period last year.

Net increase in cash and cash equivalents	4,281,095	2,511,520	70.46	—

2.3	Progress and impact of significant events and analysis of resolution

2.3.1	Proposal Regarding the Merger of Yancoal Australia and Gloucester Coal Ltd.

Upon approval at the Sixth Meeting of the Fifth Session of the Board and the Seventh Meeting of the Fifth Session of the Board held on 22 December 2011 and 5 March 2012 respectively, the Company, Yancoal Australia and Gloucester Coal Ltd (“Gloucester”), a corporation incorporated in Australia whose shares are listed on Australia Stock Exchange, entered into a Merger Proposal Deed and an amending deed to the Merger Proposal Deed, respectively.

After the transfer of certain excluded assets, Yancoal Australia will merge with Gloucester (deducting cash distribution) by way of a scheme of arrangement. Upon the completion of merger, the Company and Gloucester shareholders will hold approximately 78% and 22% equity interest in Yancoal Australia, respectively. Yancoal Australia will be listed on the Australia Stock Exchange instead of Gloucester.

Gloucester will implement a cash distribution of totally AUD700 million to its registered shareholders before the merger. Under stipulated conditions, the Company will provide a value guarantee of no more than AUD3 per share to Gloucester shareholders who hold shares of Yancoal Australia after the merger.

The transaction was conditionally approved by the Treasury of Australia on 8 March 2012. On 20 March 2012, the transaction was ratified by SASAC (State-owned Assets Supervision and Administration Commission) of Shandong Province. Before the implementation of the merger, it is still subject to the approvals by the relevant regulatory authorities both in PRC and Australia.

For details, please refer to the “Announcements of Yanzhou Coal Mining Company Limited in relation to Proposal Regarding the Merger of Yancoal Australia Limited and Gloucester Coal Ltd.” dated 22 December 2011 and two announcements headed “Announcements of Yanzhou Coal Mining Company Limited in relation to update regarding the merger of Yancoal Australia Limited and Gloucester Coal Ltd.” dated on 5 March 2012 and 9 March 2012, respectively. The above announcements were also posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, the Company’s website and/or PRC newspapers, China Securities Journal and Shanghai Securities News.

2.3.2	Acquisition of the entire assets of Beisu Coal Mine and Yangcun Coal Mine

As approved at the Ninth Meeting of the Fifth Session of the Board held on 23 April 2012, the Company will pay RMB824.14 million to acquire all the assets of Beisu Coal Mine and Yangcun Coal Mine of Yankuang Group Corporation Limited. The transaction is subject to the procedures for the transfer of state-owned assets and approval for transfer of the mining rights by the land and resources authorities.

For details, please refer to the “Announcement in relation to the Resolution passed at the Ninth Meeting of the Fifth Session of the board of Yanzhou Coal Mining Company Limited” and “Connected Transactions of Yanzhou Coal Mining Company Limited” both dated on 23 April 2012. The above announcements were also posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, the Company’s website and/or PRC newspapers, China Securities Journal and Shanghai Securities news.

2.3.3	Amendments to the Articles of Association

As approved at the 2012 Second Extraordinary General Meeting held on 23 April 2012, the articles in relation to the responsibility for corporate governance of the Board and the matters in relation to external guarantee were amended by the Company.

For details, please refer to the “Notice of the 2012 Second Extraordinary General Meeting of Yanzhou Coal Mining Company Limited” and “Announcement in relation to Resolutions passed at 2012 Second Extraordinary General Meeting of Yanzhou Coal Mining Company Limited” dated on 8 March 2012 and 23 April 2012, respectively. The above announcements were also posted on the website of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, the Company’s website and/or PRC newspapers, China Securities Journal and Shanghai Securities news.

2.4	Warning and explanation on reasons for possible loss in accumulated net profit expected to be recorded from the beginning of the year to the end of the next reporting period or material change as compared with those of the corresponding period last year.

Not Applicable.

2.5	Implementation of dividend payment policy

To reward Shareholders for their long-term support, and consistent with the Company’s previous dividend policies, the Board proposed to declare a cash dividend of RMB2.8035 billion (tax inclusive) or RMB0.57 per share (tax inclusive) for the year 2011. During the Reporting Period, no general meeting has been held for considering the proposed dividend distribution. The proposed dividend distribution will be considered at the 2011 Annual General Meeting, and will be distributed to all Shareholders within two months (if passed) after that annual general meeting.

§3	Directors

As at the date of this announcement, the directors of the Company are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing. The independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

23 April 2012

Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the Board

Appendices:

Consolidated Balance Sheet

March 31, 2012

Prepared by: Yanzhou Coal Mining Company Limited

Unit: RMB

Items	AS AT MAR 31, 2012	AS AT JAN 1, 2012
CURRENT ASSET :
Cash at bank and on hand	22,646,136,372	18,096,652,640
Notes receivable	3,571,939,598	7,146,440,511
Accounts receivable	742,256,835	813,834,598
Prepayments	3,039,728,016	824,411,964
Interest receivable	37,287,187	17,265,974
Dividends receivable
Other receivables	2,895,398,147	2,935,704,191
Inventories	1,457,947,622	1,391,247,248
Non-current assets due within one year
Other current assets	2,960,706,387	2,857,949,797

TOTAL CURRENT ASSETS	37,351,400,164	34,083,506,923

NON CURRENT ASSETS :
Available-for-sale financial assets	316,427,921	333,617,636
Held-to-maturity investments
Long-term accounts receivable	306,220,624	300,082,542
Long-term equity investments	2,164,414,671	1,742,532,616
Investment real estate
Fixed assets	20,713,615,577	20,911,179,327
Construction in progress	12,232,121,139	12,080,319,560
Construction materials	31,030,407	31,561,191
Disposal of fixed assets
Productive biological assets
Oil gas assets
Intangible assets	24,867,692,897	24,515,508,407
Development expenditure
Goodwill	1,351,333,270	1,337,553,543
Long-term deferred expenses	3,606,825	12,779,427
Deferred tax assets	2,162,440,998	2,037,562,403
Other non-current assets	117,925,900	117,925,900

TOTAL NON-CURRENT ASSETS	64,266,830,229	63,420,622,552

TOTAL ASSETS	101,618,230,393	97,504,129,475

The financial statements from pages 17 to 27 are signed by the following responsible officers:

Legal Representative of the Company: Li Weimin Chief Financial Officer : Wu Yuxiang

Head of Accounting Department: Zhao Qingchun

Consolidated Balance Sheet (continued)

March 31, 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

Items	AS AT MAR 31, 2012	AS AT JAN 1, 2012

CURRENT LIABILITIES:

Short-term borrowings	14,169,742,900	13,171,082,700
Tradable financial liabilities
Notes payable	262,163,131	240,824,185
Accounts payable	1,711,689,065	2,052,585,239
Advances from customers	1,353,628,460	1,629,850,119
Salaries and wages payable	1,130,443,602	1,047,144,027
Taxes payable	2,478,241,116	2,530,279,903
Interest payable	177,401,670	252,468,903
Dividends payable
Other payables	2,402,906,021	2,680,447,553
Non-current liabilities due within one year	8,773,196,587	8,766,204,849
Other current liabilities	3,484,048,464	3,198,359,375

TOTAL CURRENT LIABILITIES	35,943,461,016	35,569,246,853

NON-CURRENT LIABILITIES:
Long-term borrowings	15,765,523,575	14,869,322,500
Bonds payable
Long-term payables	8,325,553	8,158,667
Special accounts payable
Accrued liabilities	391,737,852	325,413,915
Deferred tax liabilities	4,058,084,995	3,859,784,843
Other non-current liabilities	6,588,673	6,868,994

TOTAL NON CURRENT LIABILITIES	20,230,260,648	19,069,548,919

TOTAL LIABILITIES	56,173,721,664	54,638,795,772

SHAREHOLDERS’ EQUITY:
Share capital	4,918,400,000	4,918,400,000
Capital reserves	4,329,751,503	4,348,045,697
Less: treasury stock
Special reserves	2,576,353,104	2,400,542,839
Surplus reserves	4,572,324,391	4,572,324,391
Provision for general risk
Undistributed profits	28,528,916,338	26,336,665,046
Translation reserve	-170,842,628	-376,828,595

Total Equity attributable to shareholders of the Company	44,754,902,708	42,199,149,378

Minority interest	689,606,021	666,184,325

TOTAL SHAREHOLDERS’ EQUITY	45,444,508,729	42,865,333,703

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	101,618,230,393	97,504,129,475

Balance Sheet of the Company

March 31, 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

Items	AS AT MAR 31, 2012	AS AT JAN 1, 2012

CURRENT ASSET：

Cash at bank and on hand	19,644,037,337	15,569,932,397
Tradable financial assets
Notes receivable	3,526,939,598	7,145,440,261
Accounts receivable	56,037,651	20,793,193
Prepayments	2,032,261,760	58,345,878
Interests receivable	171,299,655	74,595,870
Dividends receivable
Other receivable	5,450,755,246	4,998,305,747
Inventories	672,790,213	448,994,470
Non-current assets due within one year
Other current assets	1,963,806,555	1,901,128,410

TOTAL CURRENT ASSETS	33,517,928,015	30,217,536,226

NON CURRENT ASSETS：

Available-for-sale financial assets	163,984,773	173,494,658
Hold-to-maturity investment	8,198,000,000	8,223,000,000
Long-term accounts receivable
Long-term equity investments	17,340,939,129	16,919,454,979
Investment real estate
Fixed assets	6,313,454,510	6,581,907,548
Construction in progress	121,238,549	111,477,324
Materials construction	1,517,118	1,395,921
Disposal of fixed assets
Productive biological assets
Oil gas assets
Intangible assets	569,658,153	573,802,704
Development expenditure
Goodwill
Long-term deferred expenses	65,000	66,875
Deferred tax assets	1,746,631,772	1,645,270,657
Other non-current assets	117,925,900	117,925,900

TOTAL NON CURRENT ASSETS	34,573,414,904	34,347,796,566

TOTAL ASSETS	68,091,342,919	64,565,332,792

Balance Sheet of the Company （continued）

March 31, 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

Items	AS AT MAR 31, 2012	AS AT JAN 1, 2012

CURRENT LIABILITIES:

Short-term borrowings	12,892,000,000	11,892,000,000
Tradable financial liabilities	183,576,551	179,617,737
Notes payable	262,163,131	240,824,185
Accounts payable	694,686,731	878,689,806
Advances from customers	1,211,391,434	1,462,269,341
Salaries and wages payable	641,810,438	630,939,956
Taxes payable	2,137,692,246	2,302,909,102
Interest payable
Dividends payable
Other payables	3,280,307,201	2,971,038,728
Non-current liabilities due within one year
Other current liabilities	3,049,760,302	2,807,948,200

TOTAL CURRENT LIABILITIES	24,353,388,034	23,366,237,055

NON-CURRENT LIABILITIES:
Long-term borrowings	2,885,000,000	2,000,000,000
Bonds payable
Long-term payable
Special accounts payable
Accrued liabilities
Deferred tax liabilities	21,236,826	23,614,297
Other non-current liabilities	2,588,653	2,868,974

TOTAL NON-CURRENT LIABILITIES	2,908,825,479	2,026,483,271

TOTAL LIABILITIES	27,262,213,513	25,392,720,326

SHAREHOLDERS’ EQUITY:
Share capital	4,918,400,000	4,918,400,000
Capital reserves	4,580,713,253	4,587,845,667

Less：treasury stock

Special reserves	2,336,308,569	2,217,185,097
Surplus reserves	4,535,778,435	4,535,778,435
Provision for general risk
Undistributed profits	24,457,929,149	22,913,403,267

TOTAL SHAREHOLDERS’ EQUITY	40,829,129,406	39,172,612,466

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	68,091,342,919	64,565,332,792

Consolidated Income Statement

The first quarter of 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

Items	The first quarter of 2012	The first quarter of 2011

1、TOTAL OPERATING REVENUE	14,395,533,552	9,339,829,632

Including：operating revenue	14,395,533,552	9,339,829,632

Interest income
Premiums income
Income from service charges and commissions

2、TOTAL OPERATING COST	11,376,074,701	5,952,850,475

Including：Operating cost	9,795,510,394	4,616,924,546

Interest expense
Service charges and commissions expenditure
Cash surrender value
Net amount of compensation payout
Withdrawal net amount of reserve for insurance contract
Insurance policy dividend expense
Reinsurance expenses
Operating taxes and surcharges	163,649,878	125,883,575
Selling expense	585,861,092	605,387,287
General and administrative expenses	1,083,519,097	875,187,863
Financial expenses	-252,465,760	-270,532,796
Impairment loss of assets
Add: Gain on fair value change (The loss is listed beginning with “-”)
Investment income (The loss is listed beginning with “-”)	16,484,151	-8,455,694
Including: Investment income of associates and joint ventures
Profit on exchange (The loss is listed beginning with “-”)

3、Operating profit (The loss is listed beginning with “-”)	3,035,943,002	3,378,523,463

Add：Non-operating revenue	19,807,743	14,017,364

Less: Non-operating expenditures	4,449,180	9,824,727
Including: Losses on disposal of non-current assets

4、Total profit (The total loss is listed beginning with “-”)	3,051,301,565	3,382,716,100

Less: Income tax	843,497,418	903,121,606

5、Net profit (The net loss is listed beginning with “-”)	2,207,804,147	2,479,594,494

Net profit attributed to shareholders of the Company	2,192,251,292	2,475,972,426
Minority interest	15,552,855	3,622,068

6、Earnings per share

（1）Earnings per share, basic	0.4457	0.5034

（2）Earnings per share, diluted	0.4457	0.5034

7、Other comprehensive income	187,691,772	88,471,125

8、Total comprehensive income	2,395,495,919	2,568,065,619

Comprehensive gains attributable to shareholders of the Company	2,379,943,064	2,564,443,550
Comprehensive gains and loss attributable to minority interest	15,552,855	3,622,069

Income Statement of the Company

The first quarter of 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

Items	The first quarter of 2012	The first quarter of 2011

1、TOTAL OPERATING REVENUE	10,330,703,551	6,217,201,366

Less: Operating cost	7,296,866,764	3,182,639,259
Operating taxes and surcharges	132,420,531	112,824,467
Selling expense	84,831,777	83,129,891
General and administrative expense	787,121,225	658,850,214
Financial expense	121,430,272	64,676,785
Impairment loss of assets
Add: Gain from the fair value changes (The loss is listed beginning with “-”)	-3,958,814	37,444,801
Investment income (The loss is listed beginning with “-”)	158,442,759	13,842,547
Including: Investment income of associates and joint ventures

2、Operating profit (The loss is listed beginning with “-”)	2,062,516,927	2,166,368,098
Add: Non-operating income	3,861,511	441,370
Less: Non-operating expense	561,953	3,775,599
Including: Loss on disposal of non-current assets

3、Total profit (The total loss is listed beginning with “-”)	2,065,816,485	2,163,033,869

Less: Income tax	521,290,603	544,170,211

4、Net profit (The net loss is listed beginning with “-”)	1,544,525,882	1,618,863,658

5、Earnings per share

（1）Earnings per share, basic	0.3140	0.3291

（2）Earnings per share, diluted	0.3140	0.3291

6、Other comprehensive income	-7,132,414	6,607,945

7、Total comprehensive income	1,537,393,468	1,625,471,603

Consolidated Cash Flow Statement

The first quarter of 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

Items	The first quarter of 2012	The first quarter of 2011

1、CASH FLOW FROM OPERATING ACTIVITIES：

Cash received from sales of goods or rendering of services	19,943,429,171	12,806,092,973
Net increase from disposal of transactional financial assets
Tax refunding	142,721,287	56,946,082
Other cash received relating to operating activities	349,779,456	424,508,384

Sub-total of cash inflows	20,435,929,914	13,287,547,439

Cash paid for goods and services	10,271,493,647	3,173,089,899
Cash paid to and on behalf of employees	2,390,152,865	1,762,311,732
Taxes payments	2,377,302,684	1,722,680,027
Other cash paid relating to operating activities	1,143,117,445	1,029,589,631

Sub-total of cash outflows	16,182,066,641	7,687,671,289

NET CASH FLOW FROM OPERATING ACTIVITIES	4,253,863,273	5,599,876,150

2、CASH FLOW FROM INVESTING ACTIVITIES:

Cash received from recovery of investments
Cash received from return of investments income
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	875,644	1,688,140
Net cash received from disposal of subsidiaries and business units
Other cash received relating to investing activities	29,633,619	1,780,312

Sub-total of cash inflows	30,509,263	3,468,452

Cash paid to acquire fixed assets, intangible assets and other long-term assets	734,207,629	3,856,056,503
Cash paid for investments	405,000,000	540,000,000
Net increase of pledge loans
Net cash amounts paid by subsidiaries and other business units
Other cash paid relating to investing activities	274,369,992	104,801,830

Sub-total of cash outflows	1,413,577,621	4,500,858,333

NET CASH FLOW USED IN INVESTING ACTIVITIES	-1,383,068,358	-4,497,389,881

3、CASH FLOW FROM FINANCING ACTIVITIES:

Cash received from investors
Including: Cash received from minority shareholders of sub companies
Cash received from borrowings	3,100,000,000	1,540,411,200
Cash from issuing bonds
Other cash received relating to financing activities
Sub-total of cash inflows	3,100,000,000	1,540,411,200

Repayments of borrowings and debts	1,215,000,000	52,244,396
Cash paid for distribution of dividends or profits, or cash paid for interest expenses	526,812,906	79,762,255
Including: Cash paid for distribution of dividends or profits by sub companies to minority shareholders	—	440,000
Other cash paid relating to financing activities	—	19,741,390

Sub-total of cash outflows	1,741,812,906	151,748,041

NET CASH FLOW USED IN FINANCING ACTIVITIES	1,358,187,094	1,388,663,159

4、EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	52,113,314	20,370,547

5、NET INCREASE ON CASH AND CASH EQUIVALENTS	4,281,095,323	2,511,519,975
Add: balance of Cash and cash equivalents, opening	8,145,297,129	6,771,312,424

6、Balance of Cash and cash equivalents, closing	12,426,392,452	9,282,832,399

Cash Flow Statement of the Company

The first quarter of 2012

Prepared by: Yanzhou Coal Mining Company Limited		Unit: RMB
Items	The first quarter of 2012	The first quarter of 2011

1、CASH FLOW FROM OPERATING ACTIVITIES：
Cash received from sales of goods and rendering of services	15,161,034,576	9,719,457,189
Tax refunding
Other cash received relating to operating activities	205,756,361	88,916,245

Sub-total of cash inflows	15,366,790,937	9,808,373,434

Cash paid for goods and services	8,724,850,318	2,728,300,393
Cash paid to and on behalf of employees	1,785,288,684	1,392,696,804
Taxes payments	1,881,209,563	1,591,054,572
Other cash paid relating to operating activities	730,797,215	173,336,121

Sub-total of cash outflows	13,122,145,780	5,885,387,890

NET CASH FLOW FROM OPERATING ACTIVITIES	2,244,645,157	3,922,985,544
2、CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments	25,000,000	—
Cash received from return of investments	47,964,836	28,240,698
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	560,141	1,319,664
Net cash amount received from the disposal of subsidiaries and other business units
Other cash received relating to investing activities
Sub-total of cash inflows	73,524,977	29,560,362

Cash paid to acquire fixed assets, intangible assets and other long-term assets	10,558,429	29,023,277
Cash paid for investments	405,000,000	2,060,000,000
Net cash amounts paid by subsidiaries and other business units
Other cash paid relating to investing activities	270,077,140	2,303,000,000

Sub-total of cash outflows	685,635,569	4,392,023,277

NET CASH FLOW USED IN INVESTING ACTIVITIES	-612,110,592	-4,362,462,915

3、CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors
Cash received from borrowings	3,100,000,000	1,500,000,000
Cash from issuing bonds
Cash received relating to other financing activities	531,141,980	474,111,243

Sub-total of cash inflows	3,631,141,980	1,974,111,243

Repayments of borrowings	1,215,000,000	—
Cash paid for distribution of dividends or profits, or cash paid for interest expenses	244,648,745	—
Other cash payment relating to financing activities
Sub-total of cash outflows	1,459,648,745	—

NET CASH FLOW FROM FINANCING ACTIVITIES	2,171,493,235	1,974,111,243

4、EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	—
5、NET INCREASE ON CASH AND CASH EQUIVALENTS	3,804,027,800	1,534,633,872
Add: balance of Cash and cash equivalents, opening	6,014,805,642	5,336,180,576
6、Balance of Cash and cash equivalents, closing	9,818,833,442	6,870,814,448

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC